ROSEWOOD RESOURCES, INC.

8 Dorset Place, 65 Dorset Road

Parkwood, Johannesburg, South Africa, 2193

April 7, 2015

Via E- Mail

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC

20549

Attention:	Mr. John Reynolds Assistant Director

Dear Mr. Reynolds

Re:	Amendment No. 1 to Registration Statement on Form S-1 Filed March 30, 2015 File No. 333-199690

The Company has received your letter dated April 2, 2015 and has the following responses to make.

Financial Statements, page 35

Report of Independent Registered Public Accounting Firm, page 35

1.

“We note that you have provided a revised report from your auditor which refers to the appropriate balance sheet dates that are included in your financial statements. However, the opinion paragraph refers to your results of operations and cash flows for the year ended October 31, 2014 and the period from inception (June 17, 2013) through October 31, 2014. Please obtain a revised report from your auditor which covers the year ended October 31, 2014 and the period from inception (June 17, 2013) through October 31, 2013.”

The auditor has updated the audit report to reflect the correct period from inception (June 17, 2013) through October 31, 2013.

1

Notes to the Condensed Financial Statements January 31, 2015, page 51

Note 4. Significant transactions with related party, page 53

2.

“You disclose during the three months ended January 31, 2015, a director and officer made advances to the Company in the amount of $51,018 to fund daily operations of the Company. However, it appears you received only $161 of proceeds from advances from a third party based on your statement of cash flows for the three months ended January 31, 2015. Please explain or revise your disclosure as necessary.”

The disclosure has been revised as follows:

During the three months ended January 31, 2015, a director and officer made advances to the Company in the amount of $161 to fund daily operations of the Company. The total amount advanced by the officer and director since the inception of the Company is $51,018. These advances are non-interest bearing and payable on demand.

Thank you for the above noted comments.

Yours very truly;

Rosewood Resources, Inc.

“Kgomotos Joyce Lediga”

Kgomotos Joyce Lediga

Chief Executive Officer, President and Director

c/c	B. Gordon Brooke – Chief Financial Officer, Secretary/Treasurer Gary R. Henrie – Attorney at Law